UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: February 25, 2010

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP ANNOUNCES ADDITION TO SENIOR MANAGEMENT TEAM
Nanjing, China, February 25, 2010 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today announced the appointment of Dr. Yehong Zhang, a veteran in the healthcare industry with an outstanding track record as President. The appointment will be effective on March 1.
“Simcere is honored to have Dr. Zhang join the management team,” commented Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, “Dr. Zhang is a highly respected leader in the Chinese healthcare industry. I am confident that Dr. Zhang will be a valuable addition to our management team and his professionalism, strategic vision and wealth of experience will help Simcere expand its leadership in China’s rapidly growing pharmaceutical market.”
Dr. Zhang commented, “I am very excited to join Simcere, a premier pharmaceutical company in China with a deep commitment to quality, innovation and providing China with leading healthcare solutions. I look forward to working with the team here to build a leading enterprise we can all be proud of.”
Dr. Zhang has over 18 years of experience in the healthcare industry, most recently serving as a Senior Healthcare Practice Leader in McKinsey’s China office focusing on systemic issues impacting the healthcare industry. Dr Zhang worked for over 12 years at Merck Sharp & Dohme in the United States, China, and other regions. During his tenure at Merck Sharp & Dohme, he held positions of responsibility in product manufacturing, supply chain operations and business development. From 2007 to 2008, he served as President of Merck in China. He was also the Greater China Country Managing Director for IMS from 2004-2007.
Dr. Zhang received an MBA degree from the Wharton School of the University of Pennsylvania, a Ph.D. in engineering from the University of Pennsylvania and a bachelor’s degree from Harvard University.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication, stroke management medication and biopharmaceutical drugs such as vaccines. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	Kate Tellier Brunswick Group Tel: 1-212-333-3810

In Beijing:	In Hong Kong:
Ruirui Jiang Brunswick Group Tel: 86-10-6566-2256	Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

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